Exhibit 1

British American Tobacco p.l.c.

18 March 2020

BAT CAPITAL MARKETS WEBCAST:  BUILDING A BETTER TOMORROW

Building A Better Tomorrow by reducing the health impact of our business through a greater choice of enjoyable and less risky products

£1bn efficiencies to fuel New Category investment and delivery against our financial guidance

Stretching new ESG ambitions including 50 million non-combustible product consumers and carbon neutrality by 2030

Chief Executive of British American Tobacco p.l.c., Jack Bowles, and members of the management team, will today host a capital markets update via webcast.

This will provide an update on BAT’s three clear priorities to:

●	Drive value from combustibles
●	Ensure a step change in New Categories performance
●	Simplify the business

In 2019, we made good progress on these priorities.  We delivered against our financial guidance with a strong operational performance and cash generation driving deleveraging of the balance sheet.  This was achieved while investing significant additional resources into New Categories to drive revenue growth and build the capabilities required for long-term success.  During 2019, we recruited over 300 new specialist management hires, and women now represent 37% of the management population.  This has injected new capabilities and diverse skillsets including digital, product development, science and design.  With these strong foundations we remain confident in our ability to deliver.

As we continue to become a stronger, simpler and faster organisation we are announcing:

●
An ambition to satisfy evolving consumer preferences and recapture moments through a focused portfolio of products that offer sensorial enjoyment for a variety of moods and moments, leveraging our unique multi-category consumer insights platform (PRISM)

●	£1bn of efficiencies over the next three years from an extended project Quantum, our simplification program that will fuel New Category investment and delivery against our financial guidance

●
The creation of open innovation and corporate venture teams to assess, test and ultimately accelerate the development of products, including beyond nicotine, that leverage our proven delivery technologies.

These underpin our new corporate purpose: to build A Better Tomorrow by reducing the health impact of our business through offering a greater choice of enjoyable and less risky products for our consumers.

Jack Bowles, Chief Executive, British American Tobacco said:

“I am pleased that our organisation fully embraced the priorities I set out in early 2019 and has started to deliver against them.  We are now challenging ourselves with a clear purpose to build A Better Tomorrow by reducing the health impact of our business through offering a greater choice of enjoyable and less risky products for our consumers.

Today we underscore our commitment to our new sustainability agenda by announcing stretching new targets across the ESG landscape.  Our ambition is to have 50 million non-combustible product consumers by 2030 and to achieve carbon neutrality by 2030, while bringing forward our existing 2030 environmental targets to 2025.  The importance of this agenda, and communicating our progress against it, is reflected in our new organisational structure, with the ESG and Communications functions now reporting to Kingsley Wheaton, Chief Marketing Officer.

To achieve our ambitions, we need to be bold, fast, empowered, responsible and diverse.  As we drive value from our combustibles business, and generate £1billion in efficiencies over the next three years through an extended Quantum simplification programme, we can accelerate the revenue growth of our New Categories business.

Looking forward, we will drive the implementation of our strategy and deliver on our financial guidance through the framework of our three clear priorities.  We are on a journey and these are exciting times at BAT.  I very much look forward to sharing our plans”.

2020 Outlook

COVID-19 is developing rapidly.  We are fortunate that our business is resilient and is supported by a geographically diversified supply chain from both a manufacturing and distribution standpoint.  As yet, we have seen no material impact.

As previously stated, New Category revenue growth in the first half of the year will be difficult and, although supply chains in China are recovering, we have postponed certain launches and we are seeing some disruption in activation.  Nevertheless, in 2020 we expect to make further progress towards our ambition of £5bn New Category revenue in 2023/24.

Although we have seen limited impact to date on consumer demand for cigarettes (outside the Duty Free channel, which is not material), we continue to monitor the situation closely.  At present we are maintaining our expectations for 2020 global industry cigarette and THP volume to be down c.4% and, while year to date US industry volume contraction has been c.1% more benign than last year (YTD to February c.-4%), we retain our Full Year 2020 US industry volume decline forecast of c.5%, given the rapidly changing environment.

Overall, despite the global uncertainty, the business is performing well, and we have already achieved close to 60% of the pricing we planned for 2020.  At this stage, we maintain our guidance for constant currency adjusted revenue growth of 3-5%, together with an improvement in operating margin, and are confident of another year of high single figure constant currency adjusted diluted EPS growth.  With strong operating cashflow conversion in excess of 90%, we expect to continue to delever the balance sheet and remain committed to a 65% dividend pay-out ratio on adjusted diluted EPS and growth in sterling terms.  Extrapolating yesterday’s foreign exchange spot rates for the full year, we would now expect a headwind of less than 1% on full year adjusted diluted EPS growth, although exchange rates are clearly very changeable.

Webcast and Conference Call       Participant Passcode: 89120655#
A live webcast of the event is available via www.bat.com on 18 March 2020 at 13.30 GMT
If you wish to listen to the presentation via a conference call facility and ask questions at the end of the session please use the dial in details below:

Standard International Access: + 44 333 300 0804	SA (toll free): 0 800 111 446
UK (toll free): 0800 358 9473	US (toll free): +1 855 85 70686

Representatives from the media can watch the presentations live online – please contact the British American Tobacco p.l.c. press office for further details.

ENQUIRIES:

INVESTOR RELATIONS:		PRESS OFFICE:

Mike Nightingale Rachael Brierley Victoria Buxton William Houston John Harney	+44 (0)20 7845 1180 +44 (0)20 7845 1519 +44 (0)20 7845 2012 +44 (0)20 7845 1138 +44 (0)20 7845 1263	Press Office	+44 (0)20 7845 2888

Forward looking statements

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. ("BAT") shares or other securities.  This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning our year-end results as well as, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” “target” and similar expressions.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors.  It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates and the impact of an unfavourable ruling by a tax authority in a disputed area; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and deliver the New Categories strategy; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.  The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F to be filed on or about 26 March 2020 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.